I had a job at the FDA.

They didn't like the questions I was asking.

You heard that I fired Barbara Molden.

Don't make me do the same to you.

The FDA is corrupt.

Trying to change a drug laws is a political land mine.

Bribery, off the books consulting
fees, national statistical iceberg.

Merrill Pharmaceuticals is working
with convicted Nazis.

They're approving unsafe drugs. It has to stop.

I need proof.

I want to start a new war.

You've just watched a short proof of
concept for Pharma, a feature film that
chronicles the courageous true story of Dr.
Francis Kelsey, who risked her career and her
family as she waged war against big Pharma.

She resisted intense opposition from inside the
FDA in order to expose the biggest
unmonitored drug trial in US. History.

If you want to help us tell this important,
interesting, true story, visit angel.com Pharma to express

Now this is a David and Goliath type story.

Francis Kelsey was one woman up against the
billion dollar pharmaceutical company and faced so much
resistance within her own government agency.

I can't imagine what it would be like to work within
the FDA and try to fight this corruption and then, betrayed
by big Pharma, risk her career and her family.

JFK went on to award her a presidential
medal for her work in the 1960s. In the US.

Drug regulation was surprisingly loose.

Doctors were allowed to give out samples
of medication to patients without their knowledge
that it was an experimental drug.

I was shocked to learn that even pregnant
women were given experimental drugs without their consent.

Frankie learned that Thalidomide, a drug sold
all over the world, second only to
aspirin, was linked to birth defects.

When she raised these concerns with the FDA and Big
Pharma, she was threatened to be fired to be deported.

Frankie also discovered that Grunenthal Thalidomide's
employed more Nazi war criminals than any
other company in the world.

Working with the right distributor is crucial
for the success of any project.

You need someone who shares your creative vision, and
we have an award winning script and an incredible
true story that needs to be told.

We considered engaging with Hollywood, but we
really love what angel is doing.

Angel has a proven track record.

With the success of their hit series The Chosen.

It has generated hundreds of millions of
views and tens of millions of dollars.

With their unique model and this powerful true
story, we believe this movie can reach and
inspire people all over the world.

The stories of the 1960s and that
Pharma will tell are happening today.

When a company is allowed to meddle in the FDA
and regulation, you end up in a situation where profits
are prioritized over people, and that should never happen.

If you think so too, express your
interest in investing in this film.

Click the link below or go to angel.com
pharma to show your support for this project.

Now I'm fueled by a desire to make movies that matter.

I'm a fighter, so I understand Frankie's passion.

In 2019, I starred in the movie Unplanned.

I knew taking on the role of Abby would
come with consequences, but I was prepared for it.

I think that doing that
movie really shifted my perspective.

I wanted to be a part of things that
had impact in a positive way on people.

We just want to shed a light on a hidden
story in American medical history because we know that
people don't know history, they're doomed to repeat it.

We need your help to bring
this amazing true story to life.

Click or visit angel.com Pharma to show your support.

We just need to gauge how many of you want to
be a part of bringing this story to the world.

Hey, everybody.

Welcome to another fun, pharma livestream.

Every day we get a little closer to making this movie
and bringing it to life, and that is thanks to you.

We're so glad that you're here tonight.

We're special guests.

You're going to meet our executive producer,
Nicole Weeder, and we're going to have
a table read with some awesome actors.

If you don't know what a table read
is, let me explain it to you.

A table read is where a group of actors and the
producers get together with the script, and we basically just

all of it so we can hear the lines roll off
of the actor's tongue, and we get to hear how things
are playing out for the first time.
A lot of changes happen during that period.
We get a lot of feedback, and we look
at the script analysis and the breakdown of everything.
It's a fun process.
It's very interactive.
And we wanted to include you tonight and talk
about a couple of the scenes from our script.
Right now, I'm going to bring on our producers
that you already know, doris and Shelby Thomas.
Come on, ladies. Hi, guys. Hello.
Hi.
Tonight.
We love doing these live streams.
Dory, you are the star of the show tonight.
I know how much you love that.
My favorite.
I'm not, but it is exciting.
Yeah.
Seeing the line come to life is going to be amazing.
That's the writer's dream is to
hear everything come to life.
And you're so brilliant and very modest, and
we're just excited to make this story and
get it on the big screen.
And we have some great actors tonight, and we're
going to look at a couple of scenes before
we get started, I just want to have Shelby
remind everybody that we have an ambassador program.
Shelby, can you explain what that is to join? Yeah.
Okay.
Like Ashley said, we have an ambassador program.
If you don't know about that already, we do
have some information on it on our social media.
But what you can get there's different levels of being
an ambassador, and you get access to our private Facebook
page and just behind the scenes, some first clips and
trailers and whatnot, just so that you can help us
support this movie and share things.
I think they're showing all
the different levels and whatnot.
So if you're interested in helping us
out in that way, that'd be huge.
Yeah.
And every time that you're on a live stream,
if you participate in our game, you have the
chance to automatically qualify for a Silver level ambassador.
And that means that you access
to that they'll be talking about.
As we move along in this process, that group is going

to become more and more exclusive, and there's going to be
a lot more content there as we move along.
And there will be the grand
opportunity to be in the movie.
You have to reach that level to get that opportunity.
So easy just to show up and play a game.
And we have fun games.
We love having fun games during our livestream.
All right, without further ado, let's introduce
Nicole Leader, who is our executive producer.
Can we get Nicole on?
Hello.
Hi, Nicole.
You guys, we are so happy that you're here.
We have been waiting to introduce you to all of our fans
and let them see your face and hear a little bit about
how you came on board, why you came on board.
We love that we have this powerhouse group of women, and
you were one of the first women to get on board
and say, yeah, I want to see this new beginning.
So can you just tell everybody why
you think this is one story?
What made you back this team?
I get a lot of people sending me
scripts and things like that, and I'm usually
very reluctant to even read things.
But, Ashley, I was already familiar with you and
your work and unplanned, and I loved it.
And so I talked about it with my husband and
I read the synopsis, and then immediately I was interested
because I love true story movies and I love that
it's a female driven story as well.
And I was just blown away by Frankie's story, and
I couldn't believe that I had never heard it before.
And I'm like, Why wasn't this
taught in class or in history?
And as we know, Pharma just wants
to sweep it under the rug.
And I was like, this is just crazy.
It's such a powerful story.
More people need to know about this.
And thanks to her, many babies lives were saved.
And I'm very pro life.
So that element really attracted me
to the project as well.
And I read the script and I was really
blown away at how well it was written.
It was a smart script.
The characters were really interesting, and
it just was really engaging.
And I think the story has a worldwide appeal.
It doesn't just appeal to one market or one niche.

And, yeah, I just loved it and I liked the team.
And so, yeah, I'm honored to be a small part of it.
Nicole, you're a pretty accomplished businesswoman.
You have a great business sense about you.
And like you said, you get a lot of submissions.
And I was really happy that we
had the chance to work together.
And as you know, it's been a challenge.
I mean, this hasn't been, wow, we got a great script.
Let's go make it challenging.
It's taken some time.
People told us that sometimes it takes
ten years to make a movie.
And we were like, no way that can't happen.
But we're here and going on almost three years.
I think it will be in January.
So we're just grateful for you and your heart to
see it through and be with us so much.
And it's challenging.
So here we are.
We need the help of everyone watching to support us.
And you can own a piece of the movie.
It's not a destination, an opportunity for you
to be a part of owning this movie
and helping us get it into the world.
And you can learn more about that@angel.com. Pharma.
Let us know you're interested in making this movie.
Nicole is not only a producer, but she's she
is going to have a role in the film.
We'll be getting to her scene later.
But first up, we are going to go
ahead and jump right into the script.
The character that I am playing. Her name is Dr.
Barbara Moulton.
And the first scene that we're going to be tackling
is when we meet Barbara for the first time.
Dory, can you give us a little
synopsis of what the scene is about?
And we'll jump right into the table
read between the three of us? Sure.
I will try to keep it brief because when I
start talking about the script, I say a lot.
But in this scene, we have Frankie, who is Francis. Dr.
Kelsey is one of our main characters,
and she starts working at the FDA.
And she's in there, and she's just trying
to get the lay of the land.
It's her first day.
And then Nancy is a secretary who's coming
in and kind of dealing with her because
Nancy is a little grumpy, we'll say.
And then Barbara Moulton, who's another doctor who
already
works at the FDA, comes in and takes over,
and she shows Frankie the delay of the land.
So this is where we first meet.
Barb awesome.
Well, let's jump into it.
Shelby will be our wonderful narrator this evening.
Those of you who don't know, in a table
read, you do have someone narrate and read the
stage direction so that we're hearing it out loud.
And those of us that are listening can get
a sense of where this scene is taking place.
So, Shelby, go ahead and take it
away, and we'll jump right in. Okay.
Interior, FDA office hallway, day.
As they exit the office, dr.
Barbara Moulton, brassy and ballsy,
perfectly coiffed hair approaches.
She wears a vibrantly colored dress suit.
Underneath, a white lab coat.
Acrimony between Barb and Nancy hangs in the air.
Nancy, dear, I'll take it from here.
Nancy eyes her fine need a new lucky anyway.
As she stalks off, Barb calls out behind her.
I didn't get a coffee today.
Nancy scoffs.
Barb starts Frankie's tour of the busy office.
I had to come save you.
I wish Nancy on anyone.
Frankie struggles to keep up with Barb's quick
pace, juggling the files and her bag.
Barb notices and takes two files.
Thank you.
By the way, I'm Dr. Barbara Wilson.
You can call me Barb.
Dr.
Francis kelsey.
Frankie, listen, I didn't bring my lab coat.
Are we supposed to oh, it's not required. I swear.
It to remind them I'm a doctor.
Insane.
All right.
We have not cast our perfect Frankie yet, and
so we gave Doria honor of reading Frankie's lines.
Tonight, her heroine talk about quickly.
Now, this is the first time that Barb is introduced
to our audience, and the description of her when I
read this, I just loved her so much already.
The first words that are used to
describe her are brassy and baldi.
And on top of that, she's got perfectly clear
contrast in the mix of all those things.
Immediately just loved her character.

Dory, what does it mean to introduce a character in
a script, how important it is to set that up?
What's that look like for
a writer, thinking about that? Yeah.
I mean, it's really a challenge because you want to
try to show who they are with everything about them.
It's not just the words out of their
mouth, but it's also the actions that they're
taking and how they carry themselves.
And you want to make sure that you describe them
in a certain way in the script so that it's
immediately clear to the actor of who this character is
and what they're going to embody in the script and
who they're embodying in this character.
Yeah.
Nicole, when you read the script, it's been
through a couple of different variations since you
bought it, but with this one in particular,
what were your thoughts, Barb?
Because we know Frank is very
straight laced, and we introduced Barb.
What were your thoughts reading
that for the first time?
Well, I thought she was a refined person.
I mean, I think she was really written in
a feisty way, but she also was refined, and
I thought it was really well done.
And I think that Ashley, you would make a perfect Barb,
and I just could picture you in that role really well.
And I just loved her sassy character, and
she was smart and strong, as well, so
I thought it was a great character. Yeah.
Shelby, what were your thoughts?
My thoughts about it at first, we thought maybe Ashley would
play Frankie, and over time, when we Dory had did a
little bit of some rewrites as Barb went on, and we
made some tweaks, I'm like, oh, Ashley's Barb.
And so when she called me one day and said, you
know, it's just been on my heart, I think I'm Barb.
And I'm like, yeah, I wouldn't make a great friend.
Exactly.
But, you know, it's so funny because our heart has
always been to make the best movie we can, right?
And that means casting the right
actors in the right roles.
And it felt to me like reading over this
through the year we were doing the rewrite, there
was someone else that was meant to play Dr.
Francis Kelsey.
I wasn't the right person, and I wanted to be
honest and make sure that we found the right person.
And I do feel very drawn to Barb, so I'm very happy.
We are moving to the next scene.
This next scene deals with the mothers who have
been affected by this scandal, have been given solidomide.
Some of them and their babies
have been born with birth defects.
So, Dory, can you set this up and explain a
little bit what's going on in this next scene? Sure.
Yeah.
So one of the characters that we have in the
script that a lot of people don't know about because
we haven't really disclosed this a lot before, but we
do have a character who's very prominent in the script.
Who is a single mother and she's the mother
who has she's a victim of thalidomide and she
has a child who has some birth defects.
And so her child is also a victim of thalidomide.
So in the movie, she's struggling, obviously, to deal
with this, especially as a young single mother.
And she decides to go to this grief support group
that was suggested to her where she meets other mothers
who also have children that were not necessarily victims of
thalidomide, but who have some other issues and things that
they're struggling with with their children.
And so this is just showing that her
interaction with the other mothers and the children
in this group for the first time.
All right, well, let's go ahead and jump into it.
Nicole has a wonderful role in this scene
and she will recur throughout the movie.
Nicole will be playing the role of Marcia.
And we have a couple of actresses
joining us to pop into the scene.
Can we get those actresses on?
All right.
Thank you, ladies, for joining us here.
We have Gigi or Sillo. Is that how you say it?
Does that say it right? Yes.
I've never had to say her name out loud.
She recently come out called Family
Camp, and it is super cute.
Check her out and what?
Yes.
Okay.
When you guys look up, we're happy to have her tonight.
Lauren is also joining us tonight.
You might recognize Lauren or you might not because
Lauren jumped
in to help us during our torch and she has the
wig on, and she plays the very mysterious Dr.
Francis Kelsey in Our Torch.
Obviously, we haven't cast Dr.
Francis Kelsey yet, so Lauren jumped into that very big
role to take on that part in The Torch.

So lauren for being here.
Thank you.
And last but not least, we have Liesel.
And Lisa and I actually met on the set of Unspan.
So Lisa had a part in that movie, and
we became friends and have stayed in touch.
And Lies, a very talented
actress who now live Nashville.
Do I have that right? Yes.
Resident plays out.
Follow them on social media, look up
their names, and obviously you have medical.
They all have great, pleasant social
media and lots of good movies.
All right, ladies, jump into this.
I'm actually going to be reading
for the role of Kathy again.
We'll be hearing Shelby.
All right.
Interior.
Church basement. Night.
Maggie hesitantly enters a support group meeting
carrying her now three month old Danny.
A half dozen women, all white, sit in a
circle with their beautiful children, who have disabilities ranging
from down syndrome, muscular dystrophy to amputations.
Judy, forty, s, the group
moderator, is clearly the leader.
She waves Maggie in. Welcome. Come on in.
We're just getting started.
Hushed murmuring as Maggie sits in an empty chair
next to Kathy, a young mother holding a baby
girl about Danny's age with shortened arms.
Juliet, another mother, sits in the chair next to
Kathy, holding a baby boy with only one leg.
Now, who wants to begin today?
Marcia, one of the mothers in the group, holds
her two year old with down syndrome close to
her body and peers uncomfortably at Maggie.
Her displeased expression isn't lost
on Maggie or the others.
Am I the one who has to say it?
We can't have a Negro in our group.
No other mom says anything.
Fine.
Well, I'm leaving.
Marcia abruptly gets up from her chair
and picks up her purse, holds her
daughter by the hand, and starts walking.
The group tensely watches as she heads for the exit.
After a moment of awkward silence, Judy speaks up.
We're all here to feel less alone in
our struggles, to make sure that our babies
are treated like every other human being, right?
The women take each other in, each child
distinctly different, no matter what they look like.
Marcia kicks her head and storms out.
Judy gives Maggie a reassuring smile.
Kathy clears her throat.
I'll go first.
Yesterday was really difficult.
Every time I'm out in
public with Rebecca, people stare.
She's not old enough to notice.
Someday she will be.
Maggie looks down, comparing Danny with Kathy's baby.
As she speaks, she studies the
similarities between the two infants.
Kathy finishes talking, and the group murmurs sympathy.
Another mother begins talking, and her
voice fades into the background.
Maggie whispers to Kathy, do you ever feel guilty?
At first?
It's normal.
Kathy touches Maggie's arm, reading
the pain on her face.
Juliet leans over, joining the conversation.
Believe me, I've wondered plenty what I did wrong.
My doctor said it could have been caused by
something I ate or drank or medicine I took.
We can't blame ourselves.
It's supposed to be rare, what my Danny has,
but it looks like your babies have it too.
Kathy and Juliet, they told me it was weird, too.
Maggie Singh comes up with an idea.
What if we each made a list of unusual
things we remember drinking or eating during our pregnancy?
Anything different than normal from normal.
Kathy and Juliet don't really want to relive this.
I don't see this.
What's the harm?
Just to see if we have anything in common, right?
Maggie nods.
Kathy and Juliet nod back.
It's decided.
The three women turn back to
listen to the group speakers.
This is really a heart rushing intro for Maggie also.
Ladies, thank you so much for being here and I'd
love to just keep you on for a second longer.
This also deals with some of the racial tension.
Not only are these ladies struggling being mothers
of disabled children, and we're talking about the
60s here, the late 50s, early 60s.

So people stare.
I mean, that was just the way it
was and it wasn't normal, so to speak.
I think there were homes that children
were sent to, things like that.
And on top of that, Maggie is coming
in to this with some racial tension.
She's the only black woman in this group.
And I think it's just tugs on
my heart as a mom as well.
And just to imagine having to overcome that.
I think all of you are moms.
That's the mom, right?
So, yeah.
Thank you guys so much for being a part of it.
I'm going to let you go because I know you're
busy and I'm grateful that you gave us your time.
And producers, we're just going to discuss a little bit more
about it and we look forward to seeing you again.
Thanks, ladies, for being here.
Thank you.
Thank you so much.
We'll keep Nicole on too, dory we?
Originally did not have Maggie written as a
black woman, and it was something we thought
really about and one day we were just
like, yeah, this should be her character.
We should explore that relationship and the
way that it looks and kind of
those cultural differences during the time period.
What was that like for you, making that big
of an adjustment with scripts and trying to go
back in and rework that thought process?
I think especially during that period of time in the early
60s, there are just so many racial issues that were at
play in addition to all of the gender issues that were
at play and then the issues with pharma.
It's just a really interesting time in US.
History, but a really terrible time
in certain ways as well.
So I think that as a team, we have done what we can.
But I'm really looking forward to also having the role of
Maggie Cast so that we can have some additional feedback and
really be able to talk to more African American people and
perhaps some who are even alive at that time, to really
make sure that we're making it as accurate as possible, because
that's been one of our goals. I know.
For the whole thing is we really want to try
to make this as historically accurate as possible and really
try to help people at least get a glimpse into
what were the struggles of the individual people dealing with
these things in the early 1960s. Yeah.
And Dory, not only do you have the
pressure of telling a real life person's story,
but also portraying these things accurately in history.
And I really commend you on that because you're
such a research driven person that I think you've
done a really excellent job of keeping it accurate.
Nicole, that was also a change that you witnessed
as a producer, because in the beginning, like I
was saying, maggie was not cast or being looked
at as a black woman in the script.
And so when that changed, what were your thoughts?
Were you like, oh, yeah, it's a no brainer, or, how
did you feel about it when you heard that change?
I mean, for me, it was a no brainer. It just made sense.
It was like, well, of
course Maggie is African American.
I think it's a really smart choice because
it brings in that racist element that was
going on, unfortunately, in that time period.
And it's great that she's one of the main characters
because it just shows more of her struggle as a
mom who's overcoming also racism at the same time.
So it was really smart to write her like that.
I think it's great.
Yeah.
Shelby, that was something you had before,
was making sure that the mother struggle
was shown and telling that story.
Can you talk a little bit
more about your thoughts on that?
Yeah.
In the original script, I was looking back on it, and there
wasn't a lot of diversity, and so I was glad that the
team had an open mind with that and accepted that.
And so we made Maggie to be a black
woman and just showing that the mothers were struggling
and that there was different people from all different
backgrounds could come together with their children.
It just adds another layer.
I really like it, and it's women
in different stages of their lives.
I feel like we have a young mom, Frankie.
She's beginning this career at the FDA that
she's established, and she's doing a job that
she's not necessarily supposed to be doing as
a woman working in this field.
And then we have doesn't have children.
Why we don't dig into that.
But she's a single woman, and so we have these
three kind of contrasting women that are all on this
journey and that are deeply affected by this tragedy that
works the way that these women were affected.

Or kudos to you.
Anything else you want to add about the scene
before we move on to the next one?
No, I just think it's a great time to meet
everybody and speaking on the diversity of the script, I'm
so happy to have some diversity as well.
It's always challenging to
make things historically correct.
And early 60s, all of the CEOs were men.
This kind of leads into our next scenes.
It was older white men who were
the head of all of the corporations.
And so it was really a challenge to not make
the script be like, here's another older white man.
Any diversity that we could add
in it I think was great.
And so I'm glad that we were able to do that.
Not that the men aren't great because I am
super excited to see these ones coming up as
well character for men to be in this script.
Because I feel like a lot of times when there
are villains when there are villains in a script or
a movie, they don't believe that they're the bad guy.
I mean, villains think that they're doing usually.
And so these are complex for these men.
A lot of them either had a change of
heart or they really didn't see the problem or
they thought they were doing something good.
I think time to explore how that works out
and how that plays once we film the movie.
So you're going to go ahead and jump into scene three.
This scene is at a marital board meeting
and it actually comes earlier in the script.
We're introduced to the team at the pharmaceutical company
and some of the team members at the FDA come in
later and dory if you'll give us a brief overview,
we'll get the guys on to go through this scene. Sure.
So one of our main male characters recurring is Dr.
Murray.
And he's a brand new
CEO at Merrill Pharmaceutical companies.
So he's there to prove himself. They've brought him in.
He's a salesman and they brought him in
to raise their sales and help them out.
And so in this scene, he's
presenting to their board of directors.
And the board of directors is skeptical, but he's
letting them know that he has this new idea
for this miracle drug that he's found that's going
to make them all a lot of money.
So that's what this scene is doing.
He's selling the board of directors on his great idea.
Awesome.
Let's bring on the guy.
Hey, guys.
Thanks so much for joining us tonight.
Happy to have you on.
So Todd Terry is here.
Give us a little wave.
Can I hear?
Can Joe hear us?
Okay.
So introducing Todd first.
We met a while back and we
worked on a show called Vindications together.
Actually stars as the lead in that show.
It's a great.
Actor.
Can you hear us, Todd?
We might be having some technical difficulties.
This is the world we live in with
being live now and working on Zooms.
Let's see.
Todd, are you able to hear us?
I think we're waiting on Todd intro.
I can hear you fine.
Okay, perfect.
Well, as long as you can hear us and we can hear
you, then we'll keep you on and do the table read.
You're looking better now.
So anyway, Todd out on the show.
Vindication, though, he and I shared a couple
of episodes, and he's really fantastic in that
show, Joe, and that'll give everybody away.
Joe and I have actually a couple of months,
so that's how we got to know each other.
I'm happy to have you here.
It's really technically our first
time kind of working together.
That's fun.
Happy to have you.
And then we have Josh over here.
Josh when I met years ago through, I think, mutual
friends, and we're kind of in the same space.
You have a lot of things going on right now.
What is it that you're working on most recently?
Well, I've got a Christmas film that
I just did that's coming out on.
What's that?
I didn't know if you were allowed to say.
I'm like a max boiling secret.
I just did a Christmas film for
Fox, and then I'm currently doing another
true story thriller about corporate fraud.

All right, well, awesome.
Everybody check out these guys.
And we're going to go ahead and get into the scene.
Shelby, I'm going to leave you to narrate
because you're doing such a fantastic job.
And Shelby will narrate.
All right.
Interior, Merrill's headquarters, fancy
conference room, day.
We join a presentation already in progress led by Dr.
Joseph Murray.
He is smartly dressed.
He commands attention at the front of the room.
Doctor, can you hear me? Yes, go ahead.
Sheldy his right hand man.
A projection screen stands behind him.
All right. Have we lost Todd?
I might just hop on for him.
Okay, I'm going to hop on. Yeah. All right.
Technical difficulties. That's what we do. Improv.
All right, so everybody, this will be a man voice.
Just pretend.
As you can see, I brought our
profits up over 20% last quarter.
And as you know, the public loves sedatives.
But most barbiturates can cause death
if taken in excessive quantity.
People seem to like to do he speaks
to twelve board members, all older white men
who sit around a marble conference table.
Framed prints of ads for the company's
products, including vaporab lined the walls.
I scoured the globe and found a miracle drug.
I call it caffeine.
He nods to Ruth, strikingly pretty,
who operates a 35 millimeter slide
projection while also trying to disappear.
Murray points dramatically to a slide of thousands of
boxes stacked to the ceiling in a warehouse.
The labels say Chemi, Gruenthal and Thalidomide
sold over the counter all over Europe.
In Germany, it's called conturgent in Britain.
Generic name Thalidomide.
So Safe even puts children to sleep.
We have exclusive rights to sell in the US and Canada.
The board members are paying attention now.
Board member number one looks
more closely at the slide.
Is that our warehouse?
We've already purchased millions of fills,
so there's no worry about supply.
Already purchased?

Why wasn't this run through the board?
You hired me to turn Arrow around, and
that is exactly what I'm doing right now.
15 million of these pills are
selling every month in Germany.
Second only to aspirin.
Marie pulls a bottle of Kevin from his pocket
and tosses it to board member number one.
He opens the bottle and takes out a tiny pill.
The board looks worried.
An old timer pipes up.
Those pills are going to be sitting there costing
us money until we have approval from the FDA.
Murray nods to Pug still standing next to him.
Applications have been submitted here and in Canada.
With our connections, we expect swift approval.
You've taken quite a gamble with our money, Murray.
It better pay off.
Murray smiles.
Gentlemen, we're all about to
have a very merry Christmas.
A few board members chuckle, impressed.
Others talk quietly amongst themselves.
Board member number one puts the bottle
and pill on the marble table.
Close on looking at the pill.
All right, pull that off.
Todd, I obviously nailed your part there.
It's okay. We worked through it.
I'm glad that you're here.
If we can hear you for the
next scene, we'll keep it rolling.
If not, we'll just have either Joe jump
in or someone else to fill that.
Ryan, you'll have to keep me posted.
I call him Oz.
So those of you who are watching, you
don't hear this voice that I hear.
It's like being on set and having
this little voice in your ear.
And his name is Ryan.
He's our behind eye, and he
keeps me posted when things happen.
So if I look like a crazy person
talking to an invisible man, I am.
And that would be Ryan behind the scenes.
So, guys, thank you for being here
a little bit with our actors.
I want to know what you thought, because
you guys read for the first time.
You haven't even seen the script, the full script.
So, Josh, I'll throw this question to you first,

but just this little snippet that you got.
What were your thoughts immediately coming into scene?
Well, I've been kind of immersed in this
world for a bit now, so it just
kind of feels like par for the course.
Unfortunately, this has been going on in reality in
the industry for decades and continues to be.
So it's sad that it feels sort of,
like, familiar, but it is way too commonplace.
But it's amazing that people can be so
seemingly normal and so calloused and disconnected from
the effect they're having on people's lives.
I think Stalin had a great mind that when
someone dies is a tragedy, a death is a
tragedy, and 10,000 deaths is a statistic.
Wow, I have not heard that quote before.
That's really interesting.
Josh, you brought up something that I was touching
on right before you guys came on, and that
was the fact that a lot of our villains
don't believe that they're bad guys.
Either they have their own motives for
doing what they're doing, or they think
that they're really doing something good.
So it's an interesting thing that
you just brought to light there.
Joe, did you have anything to add to that,
having seen the scene for the first time yesterday?
Well, it reminds me of what then happened some 20
odd years after this in the with all these attractive
young drug reps with a trunk full of Big Bertha
golf drivers pushing Oxy through all their channels to all
these doctors offices, and obviously, we didn't learn from this,
and it's still happening, so here we are.
Yeah, I think you're right.
So this is just one of those cautionary
tells that we hope will get out the
public and really thinking about it, especially since
a lot of people haven't heard this story.
We have lost Todd for sure.
So, Jeff, I would like to have
you stick around, if that's okay.
We're going to throw you into the role of Murray.
Do you happen to have a copy of that scene?
No, for the next one.
All right, so like I said, we're going to improv really
quick, and Joe, I am going to send you that.
So while I send you that scene, we are
going to hop off and let Rory, Shelby, and
Nicole discuss that scene and what's coming next.
And Joe, check your email.
I'm going to hop off and send you this email.
Sorry I was muted.
All right, in this scene, we have
three of our characters, so we have
Murray, his assistant, and their lab supervisor.
And so the pharmaceutical company has been running their
own animal studies on these pills on Thalidomide, but
what was interesting at the time, because of the
way the laws were, they didn't have to actually
provide those tests to the FDA.
The pharmaceutical companies were just given
leeway on what they wanted.
So in this scene, we have some surprising results
from one of the tests on the animals.
And so the lab supervisor has realized that there's a
problem, and he's called Murray and his right hand man
in to show him what are the issues that they're
seeing with this animal testing, and then we see how
Murray decides to deal with this.
Awesome.
Well, do we have our guys on standby?
Did I get that email sent off to Joe quickly enough?
Okay, well, is Nicole still hanging out,
by the way, our executive producer?
Okay, while we are waiting for those guys to get back,
while we're waiting for the guys to get back, we are
going to tease a little bit of a game coming.
So if you're still hanging around, make sure
that you use the grounds after the scene.
We're going to put a trivia game, and it's
a super fun one that deals with movie quotes.
The script is so critical to the success of every
film that is those lines stuck in your head.
And we're going to talk about some of them and
see who can guess what the quote is from.
Stick around because it's coming
right after this scene.
We are going to throw the scene up on screen
so we'll be able to bring Joe back on now.
And if he doesn't have it in his email,
he's going to improv because he's a great actor
and we're going to jump into it.
Hey, Brian.
Brian is also here.
Brian, happy to have you join us tonight.
Thanks for hopping on. Yeah.
A lot of you know Brian from his many different roles.
What do you think most known for brian,
what do people recognize you from the most?
I think Kurt from big bang theory is what I'll go
down in history as being known as at least, right?
It actually really depends.
It's because it plays on six different

networks in, like, five hour blocks.

It's everywhere.

Yeah.

Penny's boyfriend.

So I guess if I'm going to be
remembered for something that's an all right one
to be remembered for is a great show.

It is.

All right, Joe, give me a thumbs up.

Are you ready to go?

I'll be reading it on the screen.

Okay, perfect.

Then we'll throw it up for you to
read, Joe, and we'll hop right into it. Go ahead.

I'm reading a jury, right? Yes.

Interior Merrill's Headquarters Laboratory.

Moments later, Murray, Pogg and Williams stand in
front of the cage of dead rats.

Williams is nervous.

We've been dosing the rats with Kevin this morning.

When we came in, we found them like this.

We don't know the drug caused this.

To confirm the problem was the drug,
we decided to dose a dog.

We gave him an adjusted dose.

At this rate of deterioration,
he'll be dead by midnight.

All drugs are lethal if consumed at high enough levels.

Of course.

But we told the FDA, no
side effects, no overdose possible.

It's not your concern what we told the FDA.

Murray pauses for a moment to think for a moment.

Quit testing and dispose of the animals.

No record of this. Understood?

Yes, sir.

Murray and Pog exit.

Interior, Merrill headquarters, men's bathroom, day.

Murray's in a stall.

Pog waits by the sink.

We don't have to give the results to the
FDA, but Kimmy said it was suicide proof.

How could it be making animals sick?

Could be something else we haven't considered.

By the way, the Canadians are loving it.

Flesh.

Murray exits, washes his hands, ramp things up
and put more pressure on the FDA.

I'm done playing nice.

You make a good bad guy.

Yeah, Josh, you too, is very ominous.

That's great.

This is interesting because I'm curious if guys in
bathrooms is that common and you carry on a
conversation, or do I need to rewrite this?

That's actually how we got our
first investor for our film.

Honest to God.

Just bathroom talk.

Yeah, we nailed it in the men's bathroom.

Obviously, we're in lab first, and
then we're heading into the bathroom.

But I just had to ask you guys before we let
you go, I think that everything in the last scene applies
to this as well, though I really feel like Williams is
kind of the one with the conscience here.

He's the one who has this realization he's not sure
if they should not disclose his information, but he's got
a report to his superior in a tough situation.

And so, Brian, I thought you played that well in
regards to the kind of conflict that he's facing there.

All right, guys, I'm just so grateful that you
came on, and thank you for your time.

I'm going to let you go because
I know everybody's busy working actors.

So thanks again for being on tonight.

We'll see you soon. Yeah. Best of luck. Thank you. Bye.

Something I mentioned, what a lot of people don't know
when you're writing is that you have to consider where
your characters are going to be because we don't want
to be in a cubicle the whole movie. Right.

There are some movies where you're in one location
the whole time, but that's not our movie.

And so when you're thinking about are we going to be
in the FDA building the entire time, or, like, the Merrill
boardroom, how did you come up with this idea that all
of a sudden they're going to be in a bathroom?

I know that's so strange to ask, but you're trying
to switch up locations and keep it visually interesting.

So what made you think, oh, the bathroom
is a good place to have a conversation?

Well, I mean, there's only so many
places in an office building, right?

We have one in the lobby.

We have the conference room, we have
the lab, we have individual offices. So what was left?

The bathroom.

The guys have confirmed that bathroom happens.

I'm so glad because I wasn't sure
because I don't think women read.

I mean, maybe occasionally, but I wouldn't
say that's really a thing we do.

So I'm really glad to know that that's accurate.

That's really funny.

Okay, well, we're going to kind of
wrap up this chat about the script.
But if you're still hanging around, we're
about to play our trivia game.
But we have a little surprise before I get
to the surprise, where he's like, what's the surprise?
If you're still looking and watching now, whether you're
watching
now or later, what I want you to know is that
we need your help, and we need you to share. Share?
This is a project that we
need general public to get behind.
We need your support.
If you go to angel.com Pharma, share that with
your friends and family, because we need the support
of the public to make this movie.
We're getting closer and closer every single day,
but we haven't crossed that finish line yet.
This is not a donation.
This is an opportunity to own a piece of the movie.
And if you want to see the movie get made,
you go to angel.com Pharma to learn more there.
All right, that's enough of that.
We have a big surprise because Dory is not
a screenwriter and a producer, but what you might
not know is she made her acting debut in
the Pharma because, like all great actors, sometimes we
get left on the cutting room floor.
Dory Steve did not make the final cut.
But tonight I have a special treat for you
because there is footage that we have for you.
Dory's acting debut.
I did not know this was coming.
I would not have been okay with it.
I was so happy when it was cut.
I was like, no, the world's going to see it right now.
Here we go.
Nine delta, take one. Mark.
Add these up.
Set and goody.
Thank you.
We're going to get this focused.
Everyone knows that is a totally
raw copy of the footage.
So the sound is not matched, it's not
been sound mixed, it's not been color corrected.
We just had to show you that
because of Dory making her acting debut,
honestly, you nailed that librarian role.
I think if we have more of that, you nailed it.
You looked amazing.
Thank you.
That's very kind of torch.
We would have kept it, but like I said, all great actors
get left on the cutting room floor from time to time.
We want you to have that gym to save forever
and to live off time for a little more fun.
All right, this is going out
to everyone who's watching right now.
This is going to be a tricky game about movie quotes.
And what's going to happen is the person
who's watching and gets the most quotes right.
If you're the first person to guess and get
it right, whoever gets the most right will automatically
qualify for our Silver level ambassador program.
You'll get silver level status.
You'll get added to our
private, exclusive Facebook group.
You will be leveled up for a chance to be in the movie.
So it's a really cool, exclusive prize, and
there will be some goodies coming your way.
All right, so here we go.
Let's take it away with some movie
quotes and you guys playing along live.
Guess what it is.
Total.
I have a feeling we're not in Kansas anymore.
If you know what it is, type it in the comments.
The quote is down at the bottom of the screen,
and if you're watching, throw it in the comments.
If you can remember, we got a winner.
Anybody?
I see somebody.
And Ryan, we'll let you call out the winner.
I'm seeing a blake, you are the first person
that we have to get that one right.
So tally that one for you.
Let's come to the next movie quote.
April, you need to get some more
so that you can be the winner.
All right, let's go.
Next quote.
All right, who's got it?
This is a pretty iconic one.
You know what?
I feel like I would guess
wrong, honestly, I have a feeling.
Who is the winner?
Who got OOH, I see I see a
couple of people coming through now, but answer.
Yeah, this is funny because it's actually one of
my acting coaches favorite movies, I just realized.
All right, we're checking both Facebook and YouTube to
make
sure we got the first person somebody toto to.
Be quiet.

Do I hear a toto in the background?

Shelby has a what is it?

A golden doodle?

A labradoodle.

It's a golden doodle.

And there's someone at my door

and he is losing his mind.

So we have white down the bottom.

White is the winner for that one. Good job.

It is rocky. Well done.

That was a very quick little snippet.

So good job getting that one.

All right, moving on.

We have three more three more quotes. All right.

What's the next one?

You're going to need a bigger boat.

I know exactly what that one is.

These are so fun.

I could play this game all night.

Like, I wish this was a game that

you could go to the restaurant and play.

They have trivia nights.

I wish it was just strictly movie clips.

Movie clips, for sure.

And is it Universal Studios that has this ride?

Terrifying.

Oh, do they?

They did at some point.

There's another hint.

I saw one of the answers, and

that was Lauren is not right.

I saw Lauren's answer.

Anybody else?

I feel like it's a dead giveaway.

Like I didn't look at the

answers before we played the game.

And that one I did know immediately.

Oh, actually, I think that Lauren got it.

Was Lauren the first one that we had?

I saw her answer.

Oh, no, april got it. 1st April.

Beat you two at April, everyone on YouTube.

Good job, April. It is.

It's Jaws.

She said boat.

The actor said, you're going to

need a bigger boat, Lauren.

That's not Jurassic Park. Okay.

All right. Moving on.

We have more.

This one is one of my favorite movies, actually.

On Wednesdays, we wear pink.

It's so cute.

I feel like that is to be an iconic movie.

Yeah, that's so what are some

other moments in that movie?

I feel like, oh, I see answers coming in.

She doesn't even go here.

Wasn't a movie.

Tina Fey, I think, wrote it.

Did Tina Fey write it or was she just a producer?

I can't remember. Did she write it? Wrote it.

Lindsay, for anybody who's still trying to figure

it out, I've seen some people answer.

We're just comparing Facebook and YouTube.

That's what's given us a little bit of a delay here.

And our winner is a sense of who

it we have one more after this.

Andrew dipsy is very good.

Andrew dipsy one right.

It was mean girls. Yes.

That is a fun movie.

All right, last one.

Another one of my favorite movies.

Totally iconic.

You got into Harvard Law. What?

Like, it's hard, man.

What a role gosh, I feel like as

an actress, what a fun role to play.

And I didn't know.

Go ahead, Shelby.

Did you hear the buzz?

Are they, like, teasing that

there's another one coming?

You can't say the title yet.

I see a lot of answers on

Facebook, but we have to compare. Yes, I did.

Not what they're making. Okay.

But also, I'm not quite sure

they're always that good, the sequels. All right.

Who won? Who is that?

Who's that name? Grace.

Okay.

I can't see good.

My screen is little.

So, Race, you are the one who got that right.

So we're going to tally it up.

I think that April got the

most right out of our viewers.

Is that right, April Blake?

She got two of the five. Correct.

So, April, we're going to get you some goodies.

How about that?

And we're going to add you to our exclusive group

and make sure that you get all that content.
We post different things there tonight.
I'll make sure that you guys all get that video of
Dory, and we'll add some of the scenes from the script.
If you want to take a look at them and
read them, you'll be able to see them there.
Anyway, that kind of wraps it up tonight.
We hope that you enjoyed our table read.
We will be having some
social media challenges coming up.
So if you would like to be in a
movie, you don't have to be an actor.
Maybe you just always wanted to be in a movie.
Then you should play our games, because that is
one of the ways that you can qualify for
the ultimate prize of being in Pharma.
When we go into production, keep
an eye on our social media.
We are at Pharma, the movie, pretty much everywhere
you look, and you will be able to see
information about our ambassador program and how you can
qualify for that and all kinds of other goodies.
So thanks again for being here.
Dori shelby, any final words
before you sign off tonight?
Thank you for the continued support.
We appreciate it.
Yes, we so appreciate everybody's support.
We're over a million dollars now, which is so exciting.
And hearing it all tonight was just really a neat
way to start to bring the story to life.
And so we're just really looking forward to continuing
to develop the script and cast and move on
to all of these other exciting things.
So we're excited for everybody to
be on the journey with us.
Yes, thank you.
Like Dori said, over a million dollars.
I think we're at $1.2 million
right now of interest express.
And that's a huge commitment.
Thank you so much. Keep sharing it.
That's the way that we get more
people interested is by spreading the word.
That's one of the best things that you can do for us.
Hope everyone has a wonderful night.
We'll see you in a couple
of weeks for another live stream.
Until then, follow us on social
media, and we're happy to connect. Bye.
I had a job at the FDA.
They didn't like the questions I was asking.
You heard that I fired Barbara Molden.
Don't make me do the same to you.
The FDA is corrupt.
Trying to change a drug laws is a political landmine.
Bribery, off the books.
Consulting fees, national statistics.
Merrill pharmaceuticals is working
with convicted Nazis.
They're approving unsafe drugs. This has to stop.
A new proof.
I want to start a new war.
You've just watched a short proof of
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She resisted intense opposition from inside the
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unmonitored drug trial in US. History.
If you want to help us tell this important,
inspiring, true story, visit angel.com pharma to express interest
Now this is a David and Goliath type story.
Francis Kelsey was one woman up against the
billion dollar pharmaceutical company and faced so much
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I can't imagine what it would be like to work within
the FDA and try to fight this corruption and then betrayaled
by big pharma, risk her career and her family.
JFK went on to award her
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In the 1960s, in the US.
Drug regulation was surprisingly loose.
Doctors were allowed to give out samples
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that it was an experimental drug.
I was shocked to learn that even pregnant
women were given experimental drugs without their consent.
Frankie learned that thalidomide, a drug sold
all over the world, second only to
aspirin, was linked to birth defects.
When she raised these concerns with the FDA and big
pharma, she was threatened to be fired to be deported.
Frankie also discovered that Grunenthal thalidomite's creators
employed more Nazi war criminals than any
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Working with the right distributor is crucial
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You need someone who shares your creative vision, and
we have an award winning script and an incredible
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We considered engaging with Hollywood, but we
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Angel has a proven track record with the
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With their unique model and this powerful true
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The stories of the 1960s and that
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When a company is allowed to meddle in the FDA
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If you think so too, express your
interest in investing in this film.
Click the link below or go to angel.com
Pharma to show your support for this project.
Now I'm fueled by a desire to make movies that matter.

I'm a fighter, so I understand Frankie's passion.
In 2019 I starred in the movie Unplanned.
I knew taking on the role of Abby would
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I think that doing that
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